SEC LETTER TO EVOLVEX EQUITY FUND LLC

Issuer Response to Letter dated November 22, 2022

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
General
1. We note that you currently have no properties or operations. Please disclose the basis for the 8% preferred return.

Page 1, Para. 3 has been modified to read as follows:

The Fund is offering by means of this offering circular (the “Offering Circular”), equity in the form of Class A, non-voting membership interests (the “Membership Interests,” “Membership Units” or in the singular an “Interest” or “Unit”) on a best-efforts basis to those who meet the investor suitability standards (the “Investor(s)”) as set forth herein. (See “Investor Suitability Standards” below.) The Company does not currently own any assets, therefore, returns are speculative. However, it is the Company’s intent to pay a preferred return (the “Preferred Return”) to holders of the Class A Units in accordance with their capital contribution to the Company. The estimated return will be based on the Company’s internal underwriting criteria. The intended Preferred Return is a cumulative preferred return, meaning that if it is not paid in full annually when it is due, the unpaid amount shall carry forward to the next annual period until paid in full. (See “Securities Being Offered,” below.)

On Page 8, a new Risk Factor has been added:

No Guaranteed Preferred Return

Currently, the Company’s strategy includes paying an annual distribution to Investors under this Offering that would result in a positive annualized return on investment, net of expenses, of which there is no guarantee. Class A Members would receive a Preferred Return on their capital contribution to the Company as defined in the Company’s Operating Agreement and estimated based upon the Company’s internal underwriting criteria. After the Preferred Return, Members will share in eighty percent (80%) of the remaining cash available for distribution. (See “Securities Being Offered,” below.) In the event of downturns in the Company’s operating results, unanticipated capital improvements to its properties, or other factors, the Company may be unable, or may decide not to pay distributions to its Members. The timing and aggregate amount of distributions are the sole discretion of the Company’s Manager, which will consider, among other factors, financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. The Company cannot assure Investors that it will generate sufficient cash in order to pay distributions.

On Page 30, the following text has been added to the “Securities Being Offered” section:

The Operating Agreement for the Company defines “Preferred Return” as “an eight percent (8%) annual, non-compounding return of a Class A Member’s Capital Contribution. The Preferred Return is cumulative, meaning that if the Preferred Return is not paid in full in any annual period, the amount of the Preferred Return that was not paid in such annual period shall carry forward to the next annual period until paid in full. The Preferred Return applicable to a Member shall be calculated based on the number of days in an applicable annual period that a Class A Member holds Class A Units.”

Dilution, page 13
2. Please revise to include a description of the disparity between the public offering price of $1,000 paid for each Class A unit compared to the effective cash cost to officers, directors, promoters and affiliates for units acquired by them during the past year. Refer to Part II of Form 1-A.

On Page 13, the DILUTION section has been revised to read:

50,000 Class A non-voting Units of the Company are authorized and unissued prior to this Offering and are offered at price of $1,000 per Unit.

All 50,000 Class B voting units of the Company were authorized and issued to the Manager of the Company, EvolveX Capital, LLC, at the founding on June 9, 2021, in exchange for $50.00, for an effective price of $0.001 per unit. Class B voting units are not offered to the public in this Offering.

There is a disparity in price of $999.999

between the 50,000 Class A non-voting Units to be issued through this Offering and the 50,000 Class B voting units already issued and outstanding.

Investor Incentive Program, page 14
3. Please tell us the anticipated accounting treatment to be given the investment incentives earned by investors, citing all of the relevant accounting guidance upon which you relied in reaching your conclusion.

In setting up the entries, the accounts receivable account will be debited in a journal entry in the records by the full invoice amount of a sale before a cash discount, and then credited in the sales revenue account by the same amount in the same journal entry. A debit increases accounts receivable, which is an asset account. Unlike an asset account, sales revenue is increased by a credit.

Next, the participating Investor’s payment is entered and the amount of the sales discount is subtracted from the full invoice amount to determine the amount of cash received when the Investor pays the invoice.  The cash account is then debited in a new journal entry in the records by the amount of cash received from the Investor, and also debited in the sales discounts account by the amount of the discount.  The debit increases both of these accounts.  Lastly, the accounts receivable account is credited in the same journal entry by the full invoice amount. This removes the invoice amount from accounts receivable.

The amount of total sales discounts for an accounting period are reported on a line called “Less: Sales Discounts” below the sales revenue line on the income statement. The total sales discounts are subtracted from the gross sales revenue earned in the period before accounting for discounts. The result is reported as “Net sales” below the sales discounts line on the income statement.

4. Please disclose an estimate of the total value of your incentive program for the duration of the offering and how you determined that value.

5.         Please disclose how the specific discounts will be determined and any other factors that are relevant as it relates to your decision to offer a rental rate discount to certain investors. Also disclose whether the investor incentives can be transferred or only used by the investors. Clarify whether there is a limit as to the number of incentives that an investor may receive.

On Page 14, the following disclosures have been added to the end of the “Investor Incentive Program” description:

The total estimated value to the Company of the Investor Incentive Program for the duration of the Offering is approximately $330,000, based off a successful execution of the Plan of Operations, described below. This amount was determined by first assuming the Maximum Offering Amount of $50,000,000 is raised and is leveraged with $150,000,000 of financing in order to purchase 100 properties at an average purchase price of $2,000,000, with a capitalization rate of 11%. This would result in an aggregate annual net income of $22,000,000. Further assume that the average perk received by all Investors is a 25% discount and the balance paid to the Company for a rental is 75%, in which case the potential share of the aggregate annual net income would be $16,500,000. Now assume that Investors eligible to receive the discount exercise their right to rent Company properties at a rate of 2%, which applied against $16,500,000 equals $330,000. The assumptions listed in this paragraph are for the sole purpose of explaining how the estimated value to the Company of the Investor Incentive Program for the duration of the Offering was determined.

The specific discount received by an Investor will be determined based upon the aggregate amount invested during the Offering, at the levels and for the percentages described above.

Discounts received by an Investor are non-transferable and may only be exercised by the Investor.

There is no limit to the number of times that an Investor may exercise a discount on Company properties.